Exhibit 99.2

COLOR STAR TECHNOLOGY CO., LTD. ATTN: LILI JIANG 7 WORLD TRADE CENTER, SUITE 4621 NEW YORK, NY 10007 VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 12/01/2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 12/01/2021. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. The Board of Directors recommends you vote FOR the following proposal: 1. To approve and authorize in all respects as an ordinary resolution to increase the authorized share capital of the Company by USD 600,000 divided into 600,000,000 Ordinary Shares and following such modification, the authorized share capital of the Company shall be USD 800,000 divided into 800,000,000 Ordinary Shares of USD $0.001 each. For Against Abstain NOTE: Such other business as may properly come before the meeting or any adjournment thereof. The Board of Directors does not have a recommendation for voting on the following proposal: For Against Abstain 2. Subject to the approval of Resolution (1), to approve and authorize in all respects as a special resolution the replacement of the existing Amended and Restated Articles of Association of the Company. The Board of Directors recommends you vote FOR the following proposal: For Against Abstain 3. Subject to the approval of (1) and (2) to approve and authorize that the registered office of the Company make all required filings in relation to (1) and (2) above with the Registrar of Companies. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice and Proxy Statement, 20-F and 6-K are available at www.proxyvote.com COLOR STAR TECHNOLOGY CO., LTD. Extraordinary General Meeting This proxy is solicited by the Board of Directors I, the undersigned, being a shareholder of Color Star Technology Co., Ltd. (the “Company”), hereby appoint Lili Jiang (with full power of substitute and resubstitute) to vote in my name and in my place, all shares registered in my name on the Company’s shareholder registrar, at the Extraordinary General Meeting of the Shareholders of the Company that will be held on December 1, 2021, at 8 p.m. E.T. (December 2, 2021, 9 a.m. Beijing Time) at No. 2 Qilong Road, Longshan Street, Yubei District, Chongqing, China (the “Meeting”), and at an adjournment thereof in accordance with the following instructions: In my capacity as a shareholder of the Company, I have indicated on the reverse side my consent or objection to the adoption of the proposed resolutions put to vote at the Meeting. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side